Filed pursuant to Rule 433
February 1, 2006

Relating to Pricing Supplement No. 9 to
Registration Statement No. 333-131266
Dated January 24, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Pricing Sheet – February 1, 2006

Currency-Linked Capital-Protected Notes
due February 4, 2008
Based on the Performance of a Basket of Six Currencies Relative to the U.S. Dollar

Offering Price:	$1,000 per Note

Aggregate Principal Amount:	$11,548,000 (increased from $9,000,000)

Pricing Date:	January 24, 2006

Original Issue Date:	February 3, 2006

Maturity Date:	February 4, 2008

Initial Exchange Rates:	Initial Hungarian Forint Exchange Rate:	203.7000
	Initial Turkish Lira Exchange Rate:	1.3217
	Initial Mexican Peso Exchange Rate:	10.5117
	Initial Brazilian Real Exchange Rate:	2.2436
	Initial Chinese Renminbi Exchange Rate:	8.0625
	Initial Indian Rupee Exchange Rate:	44.2100

Participation Rate:	150%

Listing:	None

CUSIP:	61746SBW8

Agent:	Morgan Stanley & Co. Incorporated

Price to Public:	Per Note:	100%
	Total:	$11,548,000

Agent’s Commissions	Per Note:	1.50% ($15 per Note)
	Total:	$173,220

Proceeds to Company:	Per Note:	98.50%
	Total:	$ 11,374,780

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Pricing Supplement No. 9, dated January 24, 2006 Prospectus Dated January 25, 2006 Prospectus Supplement Dated January 25, 2006